3/7/03

03014322

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2003

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornhill Securities, Inc.

OFFICIAL USE ONLY
22333
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin (City) Texas (State) 78704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212 (Address) Austin (City) Texas (State) 78701 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael Schaps FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. See Statement of Income.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. No subordinated liabilities during the period.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Statement regarding Rule 15c3-3
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNHILL SECURITIES, INC.
AUSTIN, TEXAS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Securities and Exchange Commission

Washington, D.C.

Audited Statement of Financial Condition

Date – December 31, 2002

Thornhill Securities, Inc.
(Name of Respondent)

336 South Congress Avenue, Suite 200, Austin, Texas 78704
(Address of principal executive office)

William T. Teten
President
Thornhill Securities, Inc.
336 South Congress Avenue, Suite 200
Austin, Texas 78704
(Name and address of person authorized to receive notices and communications form the Securities and Exchange Commission)

SPROUSE & ANDERSON, L.L.P.

ACCOUNTANTS & CONSULTANTS

Board of Directors
Thornhill Securities, Inc.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Thornhill Securities, Inc. as of December 31, 2002.

Sprouse & Anderson, L.L.P.

January 17, 2003
Austin, Texas

FINANCIAL STATEMENT

THORNHILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 58,162
Investments	187,790
Other assets	21,442
Fixed assets, net	14,254
Restricted cash	100,000
TOTAL ASSETS	$381,648

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 23,015
Accounts payable	2,714
Total Liabilities	25,729
Shareholders' Equity	
Common stock-$.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding	300
Additional paid-in capital	78,290
Retained earnings	277,329
Total Shareholders' Equity	355,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$381,648

SEE ACCOMPANYING NOTES TO THIS FINANCIAL STATEMENT

NOTES TO FINANCIAL STATEMENT

THORNHILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities.

BASIS OF ACCOUNTING

The Company prepares its financial statements on the accrual basis of accounting whereby revenues and expenses are recognized in the period earned or incurred.

SECURITIES TRANSACTIONS

Securities transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

INCOME TAXES

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

ADVERTISING

Advertising costs are expensed when incurred.

THORNHILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

DECEMBER 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments consist of two U.S. Treasury bills maturing in January and April 2003, which are classified as available for sale. They are recorded at fair market value. Gains and losses are calculated based on the specific identification method. Proceeds from the sale and maturities of available-for-sale investments were $423,000, resulting in realized gains of $425.

RESTRICTED CASH

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

CLEARING AGREEMENT

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.